QuickLinks -- Click here to rapidly navigate through this document

Exhibit 12

Aquila, Inc.
Ratio of Earnings to Fixed Charges

	Year Ended December 31,
	2006	2005	2004	2003	2002
	Dollars in millions
Loss from continuing operations before income taxes	$(349.3)	$(201.1)	$(562.6)	$(503.5)	$(1,712.1)
Add (Subtract):
Equity in earnings of investments	—	—	(2.1)	(69.6)	(166.9)
Dividends and fees from investments	—	.5	1.5	48.6	87.9
Minority interest in income (loss) of subsidiaries	—	—	—	—	(7.8)
Total interest expense	193.8	221.3	273.1	296.9	255.2
Interest capitalized	(.1)	—	—	—	(1.3)
Portion of rents representative of an interest factor	9.9	11.8	13.6	20.5	22.3

Income (loss), as adjusted	$(145.7)	$32.5	$(276.5)	$(207.1)	$(1,522.7)

Fixed Charges:
Interest on long-term debt	$190.4	$219.3	$264.6	$278.0	$238.9
Interest on short-term debt	3.4	2.1	8.5	18.9	16.3
Portion of rents representative of an interest factor	9.9	11.8	13.6	20.5	22.3

Fixed Charges	$203.7	$233.2	$286.7	$317.4	$277.5

Ratio of Earnings to Fixed Charges	— (a)	.14	— (a)	— (a)	— (a)

(a)
Ratio amount not shown due to a coverage deficiency in the amount of $349.4 million, $563.2 million, $524.5 million and $1,800.2 million for the years ended December 31, 2006, 2004, 2003 and 2002, respectively.

QuickLinks

Aquila, Inc. Ratio of Earnings to Fixed Charges